

November 5, 2014

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

      Re: Summit Materials, Inc.
                 Draft Registration Statement on Form S-1
                 Submitted October 9, 2014
                 CIK No. 0001621563

Dear Ms. Benedict:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note that you intend to file by amendment certain exhibits, including the underwriting agreement, consents and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

3.   Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

4.   Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, or if you plan to use any photographic materials, please provide any additional graphics or photographic material prior to its use for our review.

Table of Contents, page i

5.   We note your disclosure immediately after the table of contents that the information in the prospectus is accurate "only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock." This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please clarify this statement.

Prospectus Summary, page 1

General

6.   Please ensure that the information you include in your summary is balanced. For example, please revise your disclosure to briefly discuss your historical losses and your leverage, including your current amount of debt outstanding where you discuss your revenue in 2013 and the first six months of 2014.

7.   We note your reference to information provided by the National Association of Home Builders and the Portland Cement Association, including the PCA 2013 North American Cement Industry Annual Yearbook. Much of this information contains estimates, forecasts and expectations for future growth. Please provide us with copies of these source materials, appropriately marked to identify the specific sections that you are citing.

8.   If true, please confirm that all market and industry data you attribute to third parties represents information that is generally available to the public and was not commissioned by you for a fee for use in the registration statement.

Our Company, page 1

9.   Please revise to provide support and context for, or state as management's belief, that you "are one of the fastest growing heavy-side construction materials companies in the Unites States."

10.   Please provide us with supplemental support or context for management's belief that you are, by volume, "a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix." For example, if such rankings are based on industry publications and/or management's estimates, please provide us supplementally with copies.

Our Regional Platforms, page 2

11.   We note your disclosure of the percentage of Adjusted EBITDA earned by each reportable segment. Please include a presentation of the US GAAP most directly comparable financial measure(s) with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Our Competitive Strengths, page 4

12.   We note your disclosure of pro forma Adjusted EBITDA. Please include a presentation of net loss, the most directly comparable US GAAP financial measure with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Our Structure, page 9

13.   In footnote 2 to the diagram on page 10, you discuss the rollover election that Continental Cement Class B holders can make. Please clarify your reference to the Summit Owner Holdco Units that will "track interests in shares of Class A common stock that will be held by Summit Owner Holdco", as it appears from your diagram that Summit Owner Holdco will only have shares of Class B common stock.

Summary Historical Consolidated Financial and Other Data, page 17

14.   We note your presentation of pro forma Adjusted EBITDA and pro forma revenue. Please expand your presentation to comply with the guidance in Article 11-02 of Regulation S-X for presenting pro forma financial information.

15.   We note your statement that Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are presented to evaluate your ability to service your debt and to evaluate flexibility under certain restrictive covenants. Please provide a reconciliation from operating cash flows presented in accordance with US GAAP, or remove this disclosure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance. Please

also refer to your disclosure on page 68 and address the need to provide a reconciliation from operating cash flows.

Risk Factors, page 22

If we are unable to implement and maintain effective internal control over financial reporting in the future, page 35

16.   We note your disclosure that "[o]ur independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K following this offering." Please reconcile this with your disclosure on page 13 suggesting that you will be exempt from the auditor attestation requirement until you are no longer an emerging growth company.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

17.   Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X, including an introduction to the pro forma financial information that fully complies with Article 11-02(b)(2) of Regulation S-X; disclosures that clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount per Article 11-02(b)(6); and disclosures for aspects of the Offering Transactions that have not been reflected in the pro forma financial statements per Article 11-02(b)(6).

18.   Please include a discussion for the Tax Receivable Agreement, noting that an adjustment has not been included in the pro forma financial statements, or provide a cross-reference to applicable disclosure in the Form S-1 that includes when a liability will be triggered, how you intend to account for the tax receivable agreement, and how the agreement will/may impact your financial statements in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

General

19.   In addition to informing readers how the company earns revenues and income and generates cash, an informative overview section provides insight into short and long term material opportunities, challenges and risks on which the company's executives are currently focused. Please revise your disclosure to address any short and long terms material opportunities, challenges and risks, as well as the actions management is taking to address them. For example, in light of the company's acquisition strategy, a more fulsome discussion of the significant amounts of cash required to service your existing

and future debt obligations appears material to understanding the company's prospective operating results. Please also focus your revised discussion on any material trends and uncertainties. Refer to Sections III.A and III.B.3 of SEC Release No. 33-8350.

Results of Operations, page 68

20.   Please provide a reconciliation of Adjusted EBITDA from the segment profit measure used by the CODM for each segment and each period presented. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

21.   For each period presented, please quantify the impact changes in volume, pricing, acquisitions, and any other material factor disclosed for the changes in revenue and operating (loss) income for each period presented at the consolidated and segment levels. Please ensure the factors disclosed address a significant portion of the change in revenue and operating (loss) income for the periods presented. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance.

22.   Please expand your analysis of the changes in cement volumes and pricing for the interim periods presented to explain what the specific shift in customer mix was, why there was a shift, and whether the shift is expected to continue. Please also address this with the impact product mix had on asphalt pricing in the West segment. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

23.   Please expand your analysis of the East region's operating loss for the interim period to provide investors with a more comprehensive understanding of the material factors impacting the operating loss, why this segment continues to operate at a loss, what management is doing to address the continued losses, and management's expectation as to when the loss will turn around. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

24.   We note that you recognized $68.2 million in goodwill impairment charges during fiscal year 2013 related to your Utah and Kentucky reporting units. The analysis you have provided for the West and East reportable segments does not provided investors with an insight as to the specific facts and circumstances that are negatively impacting these reportable segments for any of the periods presented that ultimately led to the recognition of the material impairment charge. Further, there is no indication as to whether any material uncertainty remains with these two reporting units and/or the carrying value of the assets that may be at risk for a future impairment charge. Further, if there are any other assets or asset groups that are generating breakeven or negative cash flows, disclosure should be provided for those assets or asset groups as well. Quantitative and qualitative disclosure is required to be provided for material uncertainties, which includes

potential asset impairment charges. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 80

25.   We note that you intend to enter into a Tax Receivable Agreement with your existing owners for which the payments are expected to be material. While we understand that this agreement has not impacted your historical financial statements, Item 303(a)(1) of Regulation S-K requires disclosure of known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change to your liquidity. As such, please provide disclosures of the material terms of the tax receivable agreement or provide a cross reference to where the terms are already disclosed. Please also disclose (a) the range of the future payments you expect to pay under the agreement; (b) the anticipated timing of the payments (e.g., payments to the existing owners will be made two months after we file an income tax return in which step-up tax benefits that are part of the agreement are utilized); and how you intend to fund the required payments. Please also refer to Section 501.13 of the Financial Reporting Codification for guidance.

26.   Please expand your disclosures to explain why you exclude the current portion of long-term debt and outstanding borrowings on your senior secured revolving credit facility from your working capital calculation.

27.   Please expand your disclosures to clarify if the $62.2 million of remaining borrowing capacity is available without violating any debt covenants.

28.   Please expand your disclosures to clarify if the funding commitments from your equity sponsors will be available subsequent to the offering.

29.   Please disclose the amount of capital expenditures you anticipate spending for the remainder of fiscal year 2014.

Critical Accounting Policies, page 87
Goodwill and Goodwill Impairment, page 88

30.   Please disclose whether there is any remaining goodwill allocated to the Utah and Kentucky reporting units.

Impairment of Long-Lived Assets, Excluding Goodwill, page 89

31.   Please disclose the carrying value of the long-lived assets tested for impairment for each the Utah and Kentucky reporting units. Please also disclose whether these reporting units have breakeven or negative cash flows. Finally, please provide investors with an understanding of the circumstances or events that management believes are reasonably

possible to result in a material impairment charge for the long-lived assets of these two reporting units. In this regard, we know your disclosure that the carrying values of these reporting units may have been equal to the undiscounted cash flows.

Revenue Recognition, page 89

32. Please disclose that no material contract adjustments were recognized for the most recent interim period presented and fiscal year 2011 in addition to fiscal years 2013 and 2012, or disclose the amount of contract adjustments recognized along with an explanation for the material adjustments.

Business, page 93

Environmental and Government Regulation, page 113

33. Please disclose whether you are currently in substantial compliance with the permitting requirements that are material to the operation of your business.

Executive and Director Compensation, page 122

Role of the Compensation Consultant, page 125

34. We note your disclosure that "[b]eginning in fall 2013, [you] retained an independent compensation consultant, Aon Hewitt" and that Aon Hewitt provided "compensation studies" and advised management "on executive compensation trends. . . ." We also note disclosure on page 125 that "[t]hrough 2013, [you] have not relied on market survey data in making decisions regarding executive compensation." Please clarify whether the services provided by Aon Hewitt beginning in fall 2013, including Aon's compensation studies and executive compensation trends analysis included any market survey data, including benchmarking studies, and if so, whether management or the board considered such information.

Shares Eligible for Future Sale, page 164

Lock-Up Agreements, page 165

35. Please briefly describe the "enumerated exceptions" that the underwriters would consider in determining whether to consent to the sale of shares of Class A common stock by the company, directors, executive officers and each of the pre-IPO owners before the lock-up period's expiration.

Index to Financial Statements, page F-1
Audited Balance Sheet of Summit Materials, Inc.
(1) Organization, page F-4

36.   Please disclose your fiscal year end.

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.
(1) Summary of Organization and Significant Accounting Policies, page F-12
Property, Plant and Equipment, net, page F-14

37.   We note that the estimated useful lives range for plant, machinery and equipment is 3 –
        40 years. We further note this category comprises 65.2% of gross property, plant and
        equipment. Please provide a more disaggregated presentation of the range of estimated
        useful lives into smaller and more meaningful categories, as the range of useful lives is
        very broad. Please also separately disclose the gross amount for each category in Note
        7. For categories that still have a very broad range of useful lives, you should separately
        discuss the types of assets that fall in each part of the range and explain why these types
        of assets have a broad range for the useful lives.

38.   Please disclose the level you assess impairment of your long-lived assets (i.e., what is the
        lowest identifiable levels for which there are identifiable cash flows). Please refer to
        ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Intangible Assets, page F-15

39.   Please disclose the useful lives of your intangible assets.

Fair Value Measurements, page F-16

40.   Please expand your disclosures for the $10.3 million reduction to the contingent
        consideration liability during fiscal year 2011 to provide investors with additional detail
        about what specifically caused the probability of achieving the specified targets to decline
        and identify the corresponding acquisition along with the reportable segment the
        acquisition is included. In this regard, we note that the $10.3 million gain impacted
        operating income by 41%.

(2) Acquisitions, page F-17

41.   Please disclose the purchase price, amount of deferred consideration and/or contingent
        consideration, and the amount of goodwill recognized for each of the acquisitions
        disclosed. Please also address this comment in your interim financial statements for
        Notes 2 and 13.

(3) Goodwill, page F-18

42.   Please expand to provide the disclosures required by ASC 820-10-50-2 and ASC 820-10-50-8 for the goodwill recognized at fair value on a non-recurring basis.

(19) Employee Long Term Incentive Plan, page F-32

43.   Please disclose the estimated fair value of the Class D units underlying those units granted during the periods presented as well as your basis for estimating such fair value. Address this comment as it relates to the units granted during the six months ended June 28, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of the Class D units underlying your most recent grants and will need sufficient time to evaluate.

44.   Please disclose the performance criteria that are required to be met for the performance-vesting interests.

Undertakings, page II-5

45.   Please include the undertaking required by Item 512(f) of Regulation S-K.

        You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
        Simpson Thacher & Bartlett LLP